March 8, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Donald Field
Dietrich King

Re:	Tropical Racing, Inc.
Offering Statement on Form 1-A/A Filed February 26, 2021 File No. 024-11454

Dear Mr. Field and Mr. King:

Tropical Racing, Inc., a Florida corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 5:00 PM Eastern Time on March 10, 2021, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours,
TROPICAL RACING, INC.

By: /s/ Troy Levy .

Name: Troy Levy

Title: President